Mail Stop 4561

      October 24, 2005

Mr. Kung-Chieh Huang
Chief Financial Officer
Eupa International Corporation
89 N. San Gabriel Boulevard
Pasadena, CA 91107

      Re:	Eupa International Corporation
		Form 10-KSB for the Year Ended December 31, 2004
		Filed March 31, 2005
		File No. 0-26539

Dear Mr. Huang:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the year ended December 31, 2004

Item 8A. Controls and Procedures, page 9

1. Please revise to disclose whether there were any changes in your internal controls over financial reporting during the most recent fiscal quarter. Reference is made to Item 308(c) of Regulation S-B.


Financial Statements for the year ended December 31, 2004, pages
F-1
- F-20

Auditor`s Report, page F-1

2. Please revise to state that the audit was conducted in accordance with the standards of the Public Company Accounting Oversights
Board
(United States) as opposed to auditing standards generally accepted in the United States of America. Refer to PCAOB Auditing Standard No. 1.

Note D - Intangible Assets, page F-12

3. We note your statement in Note B that "intangible assets determined to have indefinite useful lives are not amortized." Please tell us whether you have determined that any of your intangible assets have indefinite useful lives and if so, please provide a detailed description of your basis for concluding that such assets have indefinite useful lives. In addition, please explain the nature of the transactions in which intangible assets were acquired during each reporting period.

Note G - Income Taxes, page F-13

4. Please explain to us why you have not been liable for any federal or international income taxes during the reporting periods.

Note I - Discontinued Operations, page F-17

5. Please tell us why you recognized a $79,996 income tax benefit in
2004 with respect to this discontinued operation.

Note M - Liquidation Distribution, page F-20

6. We are unclear as to the nature of this transaction. Please provide us with a detailed description of this liquidating distribution and your accounting basis for simultaneously recognizing the $517,061 amount as other income on the statement of operations and a reduction of retained earnings on the statement of changes in stockholders` equity.


      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      You may contact Matthew Maulbeck, Staff Accountant, at (202) 551-3466 or the undersigned at (202) 551-3403 if you have questions.


								Sincerely,



      Steven Jacobs
      Accounting Branch Chief

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Mr. Kung-Chieh Huang
Eupa International Corporation
October 24, 2005
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